SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                                 InterMune, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                February 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                 SCHEDULE 13D/A

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 2 of 10 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.
            ID Number 13-3536060
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                4,406,590 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,406,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,406,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.8% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 3 of 10 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
            ID Number 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York general partnership
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                4,406,590 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,406,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,406,590 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.8% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------                                         ------------------
CUSIP No.   45885B 10                                         Page 4 of 10 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC)
            ID Number #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York limited liability company
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                4,406,590 (see Item 5(b) of this Schedule 13D)
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,406,590 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,406,590 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.8% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D originally filed on December 4, 2003 (the "Original 13D") on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 1 to the Original Schedule 13D relates to the common stock, $0.001 per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Amendment No. 1 to the Original Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEP II") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I, WPNEP II and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members." Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

     The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended. Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended by adding the following paragraph to the end of the discussion:

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock pursuant to the open market transactions set forth on Schedule II attached hereto was $9,089,887.20, net of brokerage commissions.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended by adding the following paragraphs at the end of their respective discussion: (a) Due to their respective relationships with the Investors and each other, each of the Reporting Entities may be deemed to beneficially own an aggregate of 4,406,590 shares of Common Stock as of February 18, 2004, by virtue of the Investors' ownership of such shares as of such date. The 4,406,590 shares of Common Stock which the Reporting Entities may be deemed to beneficially own represent approximately 13.8% of the shares of Common Stock (based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 disclosing that 31,818,709 shares of Common Stock were outstanding as of November 4, 2003).

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or direct the disposition of the 4,406,590 shares of common stock it may be deemed to beneficially own as of February 18, 2004. Each of the Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,406,590 shares of Common Stock it may be deemed to beneficially own as of February 18, 2004.

     (c) The Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Except as described in
Schedule II, no transactions in Common Stock were effected during the last 60 days by the Reporting Entities or any of the persons set forth on Schedule I or in Item 2(d) of the Original 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2004               WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  February 18, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS I, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  February 18, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS II, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  February 18, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS III, C.V.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  February 18, 2004               WARBURG PINCUS & CO.

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  February 18, 2004               WARBURG PINCUS LLC

                                        By: /s/  Scott Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director

                                   SCHEDULE II
------------------- ------------------- ------------------- ------------------------------
     Date               # of Shares       Per Share Price             Total Cost
                                                            (net of brokerage commissions)
------------------- ------------------- ------------------- ------------------------------
   2/13/04                163,000            $18.3816                $2,996,200.80
------------------- ------------------- ------------------- ------------------------------
   2/17/04                108,000            $18.5887                $2,007,579.60
------------------- ------------------- ------------------- ------------------------------
   2/18/04                213,000            $19.1836                $4,086,106.80
------------------- ------------------- ------------------- ------------------------------

------------------- ------------------- ------------------- ------------------------------
    Total                 484,000                                    $9,089,887.20
------------------- ------------------- ------------------- ------------------------------